Exhibit 99.2

Silence Therapeutics Appoints Michael H. Davidson, MD, to Board of Directors

Leading expert in lipidology to support Silence as it advances new approach to treating cardiovascular disease with lead product candidate SLN360

6 January 2021

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced that Michael H. Davidson, MD, has joined the Silence Board as a Non-Executive Director.

Iain Ross, Chairman of the Board of Silence Therapeutics commented: “Dr. Davidson’s experience as both a researcher and clinician, published author and leading expert on lipidology make him a perfect addition to our Board as we continue to strengthen our proprietary pipeline, including our wholly owned lead product candidate, SLN360, for cardiovascular disease. His unique perspectives that come from having conducted more than 1,000 clinical trials during his career will provide us with valuable insights as we look to rapidly advance our programs through clinical development.”

Dr. Davidson is currently a Professor of Medicine and Director of the Lipid Clinic at the University of Chicago and serves as Chief Executive Officer of New Amsterdam Pharma. During his more than 30-year career, Dr. Davidson has published more than 350 medical journal articles and authored three books on lipidology. His research background encompasses both pharmaceutical and nutritional clinical trials, including extensive research on statins, novel lipid-lowering drugs, and omega-3 fatty acids. Dr. Davidson founded the Chicago Center for Clinical Research, which became the largest investigator site in the United States and was acquired by Pharmaceutical Product Development in 1996. Additionally, he founded Omthera Pharmaceuticals in 2008, which was acquired by AstraZeneca in 2013 for $440M, and most recently, he was Founding CEO/CSO of Corvidia Therapeutics, which was acquired by Novo Nordisk for up to $2.1B in 2020.

As a board-certified physician in internal medicine, cardiology, and clinical lipidology, Dr. Davidson was President (2010-2011) of the National Lipid Association, named as one of The Best Doctors in America for the past 15 years and “Father of the Year” by the American Diabetes Association in 2010. He also serves on the Board of Directors of NASDAQ-listed Caladrius BioScience.

Mark Rothera, President and CEO of Silence Therapeutics commented: “It is a pleasure to welcome Dr. Davidson to the Board. As we advance SLN360 through the clinic this year, we look forward to benefiting from his deep expertise in cardiovascular drug development. Further, his proven track record of growing successful biotech companies will be of value to us as we continue to advance our innovative GalNAc siRNA platform globally.”

Michael H. Davidson, MD, incoming Silence Therapeutics Board member commented: “Silence has shown great promise with its competitive technology in RNAi, a space which has continued to grab the attention of large pharma. As a lipidology expert, I am impressed with the data obtained so far on SLN360 and I look forward to working with the rest of the Board and the Silence team as the company progresses SLN360 in the clinic this year and advances its GalNAc siRNA platform more broadly.”

Director Disclosures

The following information is disclosed pursuant to Schedule Two, paragraph (g) of the AIM Rules for Companies:

Michael H. Davidson, MD

Full name and age: Michael Harvey Davidson (aged 64).

Current Directorships or Partnerships:

NewAmsterdam Pharma B.V.

Inositec AG

Sonogene LLC

Caladrius Biosciences, Inc

PHP Precision Med

Previous Directorships or Partnerships in the last 5 years:

Corvidia Therapeutics Inc

Cerenis Therapeutics

No further information in connection with his appointment is required to be disclosed under Schedule Two, paragraph (g) of the AIM Rules for Companies.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European IR Consilium Strategic Communications Mary-Jane Elliott/ Angela Gray / Chris Welsh silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700
U.S. IR Westwicke Partners Peter Vozzo peter.vozzo@westwicke.com	Tel: +1 (443) 213-0505

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary technology can be used to engineer short interfering ribonucleic acids (siRNAs) that bind specifically to and silence, through the RNAi pathway, almost any gene in the human genome to which siRNA can be delivered. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of Lipoprotein(a) and SLN124 to address beta-thalassemia and myelodysplastic syndrome. Silence is also developing SLN500, a

C3 targeting program, in partnership with Mallinckrodt Pharmaceuticals to reduce the expression of the C3 protein for the treatment of complement pathway-mediated diseases.  Silence maintains ongoing research and collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Takeda. For more information, please visit: https://www.silence-therapeutics.com/

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company’s clinical and commercial prospects. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.